[Coffee Holding Letterhead]

January 7, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549

Attn:  John Reynolds

RE:	Coffee Holding Co., Inc. Form 10-K for the Fiscal Year Ended October 31, 2009 Filed January 28, 2010 File No. 1-32491

Dear Mr. Reynolds:

The following are responses to the letter of comment dated December 14, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).  To assist the Staff’s review, the responses are numbered to correspond to the numbered paragraphs in the Staff’s letter of comment.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 8. Financial Statements and Supplementary Data, page 27

Notes to Consolidated Financial Statements. page F-9

1.
We note your response to comment one of our letter dated October 29, 2010.  Please confirm to us that you will provide in future filings the disclosure required by ASC 280-10-50-21(a) regarding the aggregation of operating segments, and provide us with the text of your proposed footnote disclosure to be included in future filings.

The following revised language will be added to the Business Activities note in all applicable future filings, including our upcoming Form 10-K for the fiscal year ended October 31, 2010:

“Note 1 - Business Activities:

Coffee Holding Co., Inc. (the “Company”) conducts wholesale coffee operations, including manufacturing, roasting, packaging, marketing and distributing roasted and blended coffees for private labeled accounts and its own brands, and it sells green coffee. The Company’s core product, coffee, can be summarized and divided into three product categories (“product lines”) as follows:

John Reynolds
January 7, 2010

Wholesale Green Coffee:  unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

Private Label Coffee:  coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

Branded Coffee: coffee roasted and blended to the Company’s own specifications and packaged and sold under the Company’s seven proprietary and licensed brand names in different segments of the market.

The Company’s private label and branded coffee sales are primarily to customers that are located throughout the United States with limited sales in Canada. Such customers include supermarkets, wholesalers, and individually-owned and multi-unit retailers.   The Company’s unprocessed green coffee, which includes over 90 specialty coffee offerings, is sold primarily to specialty gourmet roasters and to coffee shop operators in the United States.

The Company’s wholesale green, private label, and branded coffee product categories generate revenues and cost of sales individually but incur selling, general and administrative expenses in the aggregate. There are no individual product managers and discrete financial information is not available for any of the product lines. The Company’s product portfolio is used in one business and it operates and competes in one business activity and economic environment. In addition, the three product lines share customers, manufacturing resources, sales channels, and marketing support. Thus, the Company considers the three product lines to be one single reporting segment.”

Note 2 — Summary of Significant Accounting Policies, page F-9

2.
We note in your response to comment two of our letter dated October 29, 2010 that commodities held at broker represent the market value of your trading account, which consists of cash and future and option contracts for coffee held at Morgan Stanley Smith Barney.  Please tell us the value of each component (e.g. cash, future contracts, and option contracts) of this account at October 30, 2009 and July 31, 2010.  To the extent the commodities held at broker account includes cash and cash equivalents, tell us why you do not classify the cash and cash equivalents as such on your balance sheet.

John Reynolds
January 7, 2010

The Company will add the following narrative detailing each component comprising the commodities to the Commodity note in the Summary of Significant Accounting Policies section in all applicable future filings, including our upcoming Form 10-K for the fiscal year ended October 31, 2010.

The Company has open position contracts held by a broker, which includes cash and commodities for futures and options summarized as follows:

	October 31, 2009	July 31, 2010
Cash	$405,440	$849,586
Option Contracts	$65,812	$186,979
Future Contracts	$11,494	$0
Total	$482,746	$1,036,565

The Company has grouped the cash balances held by the broker with the cash balance on the accompanying consolidated balance sheet.

In our Form 10-K for the fiscal year ended October 31, 2010, the Company will reclassify the October 31, 2009 cash grouped within the commodities held at broker to cash and cash equivalents. The Company’s Note 2 will include a reclassification footnote as follows:

RECLASSIFICATION:

A reclassification has been made to the Company’s consolidated financial statements for the prior period to conform to the current presentation. The reclassification had no effect on previously reported consolidated results of operations or retained earnings. The cash balance included in commodities has been reclassified and included in the cash and cash equivalents balance on the accompanying consolidated balance sheets for the fiscal years ended October 31, 2010 and 2009.

Revenue Recognition, page F-12

3.
We note in your response to comment four of our letter dated October 29, 2010 that in the event a customer claims receipt of damaged goods, your standard practice is to file a claim for reimbursement from the shipper in the role of an agent on behalf of the customer and then ship a completely new order to the customer once a claim has been filed.  Please tell us how you considered the following two factors in determining that the risks and rewards of ownership transfer at the point of shipment rather than at the point of destination:

John Reynolds
January 7, 2010

(a)	You recorded returns in fiscal 2009 for goods damaged in transit, which indicates that the risks and rewards of ownership do not transfer at the point of shipment; and

(b)
You do not wait until the claim with the shipper has been settled before shipping a replacement order, rather you ship a replacement order when the claim is filed, which indicates that you will replace the goods no matter whether the claims are settled and that the risks and rewards of ownership do not transfer at the point of shipment.

The Company does consider that the risks and rewards of ownership transfer to its customers upon the shipper taking possession of the goods at the time of shipment and not at the point of destination. The Company has further clarified its policies and has explained the isolated case as follows:

a.
The Company’s original response requires additional clarification.  We do indeed wait until the customer’s claim with the shipper is settled before shipping a replacement order.  We do evaluate the need, if any, of an accrual for returns pertaining to damaged goods.  The amount in 2009 of $13,000 or .0002% of sales was determined to be immaterial and pertained to an isolated case and special arrangement agreed to by the Company and our shipper.  Please see our response to comment 4 below for further clarification on our policy on returns.

b.
The Company has further reviewed our policy for the shipment of damaged goods and we have determined that we do wait for the reimbursement or credit from the shipper pertaining to the initial shipment before we reship any goods.  Thus, we do not replace the goods until the claims have been settled. Again, please see our response to comment 4 below for further clarification on our policy for returns.

John Reynolds
January 7, 2010

4.
To the extent your disclosures with respect to your return policy do not accurately portray your standard business practices, please provide us with the disclosure that you intend to include in future filings.

The following revised language will be included in the Revenue Recognition note included in the Summary of Significant Accounting Policies section in all applicable future filings, including our upcoming Form 10-K for the fiscal year ended October 31, 2010.

Returns: The Company does not accept returns for damaged goods, as the customer takes possession of our product at the point of shipment.  In the event a customer claims receipt of damaged goods, the Company, acting as an agent on behalf of the customer, may file a claim for reimbursement with the shipper. The Company is not obligated or required to act as an agent on behalf of its customers, but may make the business decision to do so as a convenience to its customers. The shipper keeps the damaged product.  The Company will then ship a completely new order to the customer once a claim has been filed and the Company receives reimbursement or credit from the shipper for the initial shipment. The Company does evaluate the need, if any, of an accrual for returns for damaged goods. To date, returns for damaged goods have been immaterial.  The Company estimates that, based on historical trends, that future returns for damaged goods should also be immaterial.

In the event that the Company ships an incorrect order or has returns for short dated product, the Company will accept those two types of items back as returns. The amount for these two types of returns are estimated, accrued and recognized at the date of sale. These amounts are included in the determination of net sales.

Note 13 — Fair Value Measurements, page F-23

5.
We note your Level 1 categorization of commodities under the fair value hierarchy.  We further note on page F-10 that you obtained the fair market value of options at October 31, 2009 from major financial institutions.  Please explain to us the basis for your categorization of commodities as Level 1 rather than Level 2.

The Company has determined upon further review that the commodity securities are a Level 2.  The following revised language incorporates the Company’s categorization of commodities as Level 2.  This will be included in the Fair Value Measurements footnote section in our upcoming Form 10-K for the fiscal year ended October 31, 2010.

NOTE 13	FAIR VALUE MEASUREMENTS:

The Company determines fair values for its investment assets as follows:

Investments at fair value consist of commodity securities. The Company’s commodity securities are classified within Level 2 and include coffee futures and options contracts. To determine fair value, the Company utilizes the market approach valuation technique for the coffee futures contracts. The Company uses Level 2 inputs that are based on market data of similar instruments that are in observable markets. All commodities on the balance sheet are recorded at fair value with changes in fair value included in earnings and not reflected as a net amount as a separate component of stockholders’ equity.

John Reynolds
January 7, 2010

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.  The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of October 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:

Commodities held at broker:
Option contracts	$65,812		$65,812
Future contracts	11,494		11,494
Total Assets	$77,306	$-	$77,306	$-

Schedule 14A for the Annual Meeting April 22, 2010

Individuals Serving on the Board of Directors, page 6

6.
While we note your response to our comment eight in the letter of October 29, 2010 and the draft disclosure suggested to be added in the company’s future filings, we reissue the comment.  The disclosure contemplated by Item 401(c)(1) of Regulation S-K requires a discussion of the “specific experience, qualifications, attributes or skills” of each director.  We believe that the reference to “industry and business expertise” for several directors is boiler-plate and not responsive to the Item requirement.  See Compliance and Disclosure Interpretations (“CDI”) Question 116.05 for guidance.  Please provide draft disclosure accordingly.

The Company acknowledges the Staff’s comment and the disclosure set forth below will be added to the end of the biography for the respective director in the Company’s future filings:

John Reynolds
January 7, 2010

Gerard DeCapua

“We believe that Mr. DeCapua’s legal experience brings significant knowledge regarding legal issues facing the Company and provide him with the skills and qualifications to serve as a director.”

Daniel Dwyer

“We believe that Mr. Dwyer’s experience with the coffee industry will enable him to provide the board with beneficial insight for the Company’s business development and strategy.  Mr. Dwyer’s relationship with Rothfos has helped to foster a beneficial relationship between Rothfos and the Company.”

Andrew Gordon

“Through his experience as President and Chief Executive Officer of the Company as well as his 27 years of service with the Company Mr. Gordon has demonstrated the requisite qualifications and skills necessary to serve as an effective director.  We believe Mr. Gordon’s extensive experience with, and institutional knowledge of, the Company and the industry is an integral contribution to the Company’s current successes and its ability to grow and flourish in the industry.”

David Gordon

“Through his 27 years of service with the Company, Mr. Gordon has demonstrated the requisite qualifications and skills necessary to serve as an effective director.  We believe Mr. Gordon’s extensive institutional knowledge and leadership are invaluable to the Company’s current and future successes.  Mr. Gordon’s leadership, as demonstrated by the launch of the Specialty Green segment of the business as well as the founding of the SCAA, is a valuable resource for the Company’s business development and future strategy.”

Barry Knepper

“We believe that Mr. Knepper’s diversified financial, accounting and business expertise provide him with the qualifications and skills to serve as a director.”

John Rotelli

“Mr. Rotelli’s industry and business experience provides the Board with valuable expertise within the coffee industry as well as beneficial relationships that can help form new beneficial relationships for the Company.”

Robert M. Williams

    “We believe that Mr. Williams’s diverse experience in sales and marketing and related leadership experience will enable him to serve as an effective director.”

If you have any questions with respect to the foregoing, please feel free to call me at (718) 832-0800 or Steven Skolnick of Lowenstein Sandler PC, our outside counsel, at 973-597-2476.

Very truly yours,

/s/ Andrew Gordon
Andrew Gordon

cc:           Steven M. Skolnick, Esq.